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                           July 14, 2021

       William Levy
       Chief Executive Officer
       Investment Grade R.E. Income Fund, L.P.
       831 State Street
       Suite 280
       Santa Barbara, CA

                                                        Re: Investment Grade
R.E. Income Fund, L.P.
                                                            Post Qualification
Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 7, 2021
                                                            File No. 024-11181

       Dear Mr. Levy:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction